

Mail Stop 3233

November 17, 2015

<u>Via E-mail</u>
Jonathan R. Brown
Chief Accounting Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 46th Floor
New York, NY 10105

> **Re: New Residential Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the quarterly period ended September 30, 2015**
> **Filed November 5, 2015**
> **File No. 1-35777**

Dear Mr. Brown:

We have reviewed your September 11, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2015

Note 6. Investments in Servicer Advances, page 23

1.   Please describe to us in detail the structure of the servicer advance agreements with Ocwen Financial Corporation that you assumed upon your acquisition of Home Loan Servicing Solutions. Include in your response a discussion of the components of the fee structure.

2.   Please compare/contrast the key terms in the agreements with Nationstar versus those with Ocwen. Your response should include, but not be limited to, any differences in the base and incentive fee structures in place and how such fees are calculated. Also address whether any modifications have been made to the contracts with Ocwen or whether you intend to make any modifications to these contracts in the future.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
Commodities